Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED MAY 15, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated April 16, 2018 and Supplement No. 2 dated May 1, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:
•the appointment of our new executive officer.

Management
The following disclosure supplements the “Management”and other sections of the Prospectus as appropriate.

Appointment of Chief Executive Officer

On May 14, 2018, the Board of Directors (the "Board") of RREEF Property Trust, Inc. (the “Company”) appointed Julianna S. Ingersoll to serve as Chief Executive Officer and President of the Company, effective May 14, 2018 to replace James N. Carbone, who resigned from those positions effective May 10, 2018. In connection with the appointment of Ms. Ingersoll, on May 14, 2018, the Board removed Ms. Ingersoll from her previous positions as Chief Operating Officer and Executive Vice President, effective as of May 14, 2018. Mr. Carbone will continue to serve in his role on the Board.

Ms. Ingersoll’s biographical information is set forth below and replaces her Biography in the "Management" section of the Prospectus:

Julianna S. Ingersoll, 38, is our Chief Executive Officer and President. Ms. Ingersoll previously served as our Chief Operating Officer and Executive Vice President from February 2015 until May 14, 2018 and as our Chief Financial Officer and Vice President from February 2012 to February 2015. Ms. Ingersoll has also served as a Director, Real Estate, Americas, of DWS, since February 2012. Prior to this position, Ms. Ingersoll was a Vice President of Business Development for RREEF Real Estate, currently RREEF America, our sponsor, which, together with its affiliates in Europe and Asia, comprises the global real estate investment business of DWS, from November 2007 to February 2012, where she sourced, underwrote and executed strategic transactions. Prior to joining RREEF Real Estate, she held various positions with Deutsche Bank. From May 2006 to November 2007, Ms. Ingersoll served as Vice President of the Residential Mortgage-Backed Securities group of Deutsche Bank, where she was responsible for sourcing, underwriting and executing strategic acquisitions and joint ventures. From 2004 to 2006, she served as an Associate and Vice President of the Corporate Investments group of Deutsche Bank, where she was responsible for sourcing and executing strategic acquisitions and divestitures. From 2003 to 2004, she served as an Analyst for the Corporate Investments group of Deutsche Bank. Ms. Ingersoll joined Deutsche Bank in June 2001 as an analyst for the Technology Investment Banking team. Ms. Ingersoll holds a B.S. in Business Administration from Washington & Lee University.